Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
China Clean Energy, Inc. and Subsidiaries

We consent to the use of our report dated March 31, 2010, with respect to the consolidated balance sheets of China Clean Energy, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and other comprehensive income, statements of equity, and cash flows for each of the years in the two-year period ended December 31, 2009, which report appear in the December 31, 2010 annual report on Form 10-K of China Clean Energy, Inc.

/s/ Frazer Frost, LLP

Brea, California
March 30, 2011

135 South State College Boulevard, Suite 300 | Brea, California 92821 | 714.990.1040 | frazerfrost.com

Los Angeles and Visalia, CA

FRAZER FROST, LLP is an independent firm associated with Moore Stephens International Limited.